Exhibit 25.08

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FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

	95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street
Suite 500
Los Angeles, California   90017
(Address of principal executive offices)   (Zip code)

DELMARVA POWER & LIGHT COMPANY
(Exact name of obligor as specified in its charter)

Delaware & Virginia   51-0084283
(State or other jurisdiction of   (I.R.S. employer
incorporation or organization)   identification no.)

800 King Street, P.O. Box 231
Wilmington, Delaware   19899
(Address of principal executive offices)   (Zip code)

Debt Securities
(Title of the indenture securities)

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1. **General information. Furnish the following information as to the trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219
Federal Reserve Bank	San Francisco, California 94105
Federal Deposit Insurance Corporation	Washington, D.C. 20429

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   If the obligor is an affiliate of the trustee, describe each such affiliation.

   None.

16. **List of Exhibits.**

   Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

   1. A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

   2. A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

   3. A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

   4. A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

6. The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Jacksonville, and State of Florida, on the 13th day of August, 2007.

THE BANK OF NEW YORK TRUST
COMPANY, N.A.

By: /S/ DEREK KETTEL
Name: DEREK KETTEL
Title: VICE PRESIDENT

EXHIBIT 7

Consolidated Report of Condition of
THE BANK OF NEW YORK TRUST COMPANY, N.A.
of 700 South Flower Street, Suite 200, Los Angeles, CA 90017

At the close of business June 30, 2007, published in accordance with Federal regulatory authority instructions

	Dollar Amounts In Thousands
ASSETS	
Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin……………………………………………………………	9,835
Interest-bearing balances……………………………………………………………………..	0
Securities:	
Held-to-maturity securities…………………………………………………………………...	42
Available-for-sale securities………………………………………………………………….	114,959
Federal funds sold and securities purchased under agreements to resell:	
Federal funds sold…………………………………………………………………………………	50,000
Securities purchased under agreements to resell………………….……………………..	89,000
Loans and lease financing receivables:	
Loans and leases held for sale……………………………………………………………………..	0
Loans and leases, net of unearned income……………………………..... 0	
LESS: Allowance for loan and lease losses……………………………………………..... 0	
Loans and leases, net of unearned income and allowance……………………………………………………………………….	0
Trading assets……………………………………………………………………………………..	0
Premises and fixed assets (including capitalized leases)…………………………………………………………………………….	12,013
Other real estate owned………………………………………………………………………..	0
Investments in unconsolidated subsidiaries and associated companies……………………………………………………………………………	0
Not applicable	
Intangible assets:	
Goodwill……………………………………………………………………………..	923,997
Other Intangible Assets………………………………………………………………………	262,780
Other assets……………………………………………………………………………………………	142,822
Total assets………………………………………………………………………………………….	$1,605,448

LIABILITIES

Deposits:		
In domestic offices………………………………………………………		2,255
Noninterest-bearing……………………………………………………	2,255	
Interest-bearing………………………………………………………	0	
Not applicable		
Federal funds purchased and securities		
sold under agreements to repurchase:		0
Federal funds purchased…………………………………………………………		0
Securities sold under agreements to repurchase…………………………………….		0
Other borrowed money:		
(includes mortgage indebtedness		
and obligations under capitalized		
leases)……………………………………………………………………		143,691
Not applicable		
Not applicable		
Subordinated notes and debentures…………………………………………………		0
Other liabilities……………………………………………………………………..		165,588
Total liabilities…………………………………………………………………...		311,534
Minority interest in consolidated subsidiaries		0

EQUITY CAPITAL

Perpetual preferred stock and related surplus………………………………………….	0
Common stock………………………………………………………………………...	1,000
Surplus (exclude all surplus related to preferred stock)……………………………………..	1,121,520
Retained earnings……………………………………………………………………..	171,493
Accumulated other comprehensive	
income……………………………………………………………………..	-99
Other equity capital components………………………………………………………	0
Total equity capital………………………………………………………………….	1,293,914
Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)………...	1,605,448

I, Karen Bayz, Vice President of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

       Karen Bayz   )   Vice President

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

    Michael K. Klugman, President   )
    Frank P. Sulzberger, MD   )   Directors (Trustees)
    Michael F. McFadden, MD   )